                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            For the Month Ended                 Commission file number
            March 31, 2001                      0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                   Form 40-F
                            -----                           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No   X
                       -----                    -----


     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .


                           Total number of pages is 10

                              SAND TECHNOLOGY INC.

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

               SAND TECHNOLOGY INC. REPORTS SECOND QUARTER RESULTS
                    NUCLEUS SALES REACH $3 MILLION IN QUARTER

MONTREAL, CANADA, MARCH 15, 2001: SAND TECHNOLOGY INC. (NASDAQ: SNDT) today reported a net loss for its fiscal quarter ended January 31, 2001 of $(607,331) or $(0.05) per share on sales of $3,088,303 as compared to a loss of $(2,453,927) or $(0.28) per share on sales of $1,216,504 for the second quarter ended January 31, 2000. Losses from operations were $(786,172) for the second quarter of fiscal 2001 as compared to a loss of $(2,566,368) for the second quarter of fiscal 2000.

"These results represent our fifth consecutive quarter of year over year revenue gains and show substantially improved profitability," said Arthur Ritchie, President and Chief Executive Officer, adding that he expected these positive results to continue in the current fiscal year.

"Over the past few months, Sand has recruited a number of additional employees in its sales and support organization," Ritchie noted. "As these new people become productive, our revenues should further increase, because the Nucleus product suite keeps on being very well received."

Mr. Ritchie will discuss Sand's second quarter results with analysts on Monday, March 19, 2001 at 4:00 p.m. (EST). If you wish to participate in the conference call or hear the questions asked by the analysts and the answers given, please dial (416) 695-7896 at 4:00 p.m. (EST) on Monday, March 19, 2001.

For those who cannot participate in the live call, there will be a replay of the conference call available at WWW.SANDTECHNOLOGY.COM. It will be available from March 19, 2001 at 7:00 p.m. (EST) and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY
Sand Technology, with headquarters in Montreal, Canada and offices in the United Kingdom and the United States, provides performance, scalable software solutions for data mining, data marts, data warehouses and online analytical processing
(OLAP). Sand's Nucleus product suite brings patented technology to the business user, empowering more timely and accurate decision making. Nucleus is being used in the Retail, Finance, Healthcare, Transportation, Telecommunication, Manufacturing, Government and Insurance sectors to support strategic corporate initiatives, including e-Business; CRM (Customer Relationship Management); SAP(TM) reporting; SCM (Supply Chain Management); risk analysis and management; new business; product trend and profitability analysis; fraud detection; emerging markets; competitive analysis, and quality control. Sand Technology has commercial relationships with IBM, Oracle, Compaq

Computer Corporation, Microsoft, Brio Technology and Information Builders. For more information, visit www.sandtechnology.com



All Rights Reserved. Nucleus, Nucleus Server, N: VECTOR and MPSO are registered trademarks of Sand Technology Inc. and Nucleus Exploration Mart, Nucleus Exploration Warehouse, Nucleus Virtual Database (VDB), NUCLEUS Powered! and Nucleus E! are trademarks of Sand Technology Inc. Other trademarks are the property of their respective owners.


Forward looking statements made in this release are based on reasonable assumptions. However, some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from those forecasted. Competitive pressures, availability and cost competitiveness of supplies or competing products, timing of significant orders, market acceptance of the Sand Nucleus product suite including Nucleus Exploration, and other risks and uncertainties described in Sand's reports to Securities and Exchange Commission are important factors which could cause actual results to differ materially from those projected.


SAND TECHNOLOGY INC.
Consolidated Statement of Operations
(Unaudited)

        IN CANADIAN DOLLARS


                                   3 Months Ended    6 Months Ended    3 Months Ended    6 Months Ended
                                    JAN. 31, 2001     JAN. 31, 2001     JAN. 31, 2000     JAN. 31, 2000
                                    -------------     -------------     -------------     -------------

Net Sales                             $ 3,088,303      $  5,937,257      $  1,216,504       $ 1,790,393

(Loss) earnings from operations       $  (786,172)     $ (1,401,324)     $ (2,566,368)      $(5,059,606)

Equity Income from Affiliate               -                  -                  -          $   283,510

Profit on sale of Affiliated               -                  -                  -          $ 3,792,296
Company

Net (loss) earnings                   $  (607,331)      $(1,464,782)     $ (2,453,927)      $  (752,166)

(Loss) earnings per share             $     (0.05)      $     (0.13)     $      (0.28)      $     (0.09)

Weighted average number of
shares outstanding                     12,344,626        11,031,894         8,920,380         8,724,293

                              SAND TECHNOLOGY INC.

            (Incorporated under the Canada Business Corporations Act)

PART 1.         FINANCIAL INFORMATION

                CONSOLIDATED BALANCE SHEET AS AT JANUARY 31, 2001
                  with Comparative Figures as at July 31, 2000
             ------------------------------------------------------
                          (Stated in Canadian Dollars)

                                                 January 31             July 31
                                                       2001                2000
                                                  UNAUDITED             AUDITED
                                                  ---------             -------

               ASSETS
CURRENT
    Cash                                   $    26,256,086         $    664,918
    Short term investments (NOTE 4)                169,024            1,722,194
    Accounts receivable
           Trade                                 5,741,483            4,351,788
    Loan bearing interest                          100,000              100,000
    Inventory                                       40,788               43,100
      Prepaid expenses and other                   302,336              114,543
      TOTAL CURRENT ASSETS                      32,609,717            6,996,543

LONG TERM ASSETS
    Prepaid Royalties                            1,206,558            1,608,744
    Fixed assets and improvements                  376,616              140,104
    Other assets                                   253,066              325,370
    TOTAL LONG TERM ASSETS                       1,836,240            2,074,218

TOTAL ASSETS                                  $ 34,445,957           $9,070,761
                                              ============          ===========

            LIABILITIES
CURRENT
    Accounts payable & accrued liabilities    $  2,066,916       $    1,622,739
    Deferred Revenue                               527,889              382,036
    Current portion of balance of purchase price       -                517,300
    TOTAL CURRENT LIABILITIES                    2,594,805            2,522,075

SHAREHOLDER'S EQUITY
    Common stock - Authorized                   39,222,996           12,455,748
    Retained earnings at end of period          (7,371,844)         (5,907,062)
                                                ----------           ----------
    TOTAL SHAREHOLDER'S EQUITY                  31,851,152            6,548,686
                                                ----------           ----------
TOTAL LIABILITY & SHAREHOLDERS EQUITY         $ 34,445,957          $ 9,070,761
                                              ============          ===========

Exchange Rate as at Balance Sheet Date        $       0.67          $      0.68
See Accompanying Notes to Consolidated Financial Statements

                              SAND TECHNOLOGY INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                     FOR THE PERIODS ENDED JANUARY 31, 2001
                              AND JANUARY 31, 2000
            ---------------------------------------------------------
                          (Stated in Canadian Dollars)

                                     3 mths ended      6mths ended     3 mths ended      6 mths ended
                                    Jan. 31, 2001    Jan. 31, 2001    Jan. 31, 2000     Jan. 31, 2000
                                        UNAUDITED        UNAUDITED        UNAUDITED         UNAUDITED
                                        ---------        ---------        ---------         ---------

Net Sales                             $ 3,088,303    $   5,937,257      $ 1,216,504       $ 1,790,393
Research & development
       costs                           (1,031,941)      (2,025,974)      (1,635,449)       (2,869,687)
Selling general &
       admin. expenses                 (2,298,531)      (4,228,635)      (1,936,321)       (3,401,326)
Cost of sales                            (576,259)      (1,117,523)        (209,357)         (578,830)
Net Interest/Investment expense            32,256           33,551           (1,745)             (156)
                                       ----------       ----------        ---------         ---------
       Income from operations            (786,172)      (1,401,324)      (2,566,368)       (5,059,606)
                                       ----------       ----------        ---------         ---------
Foreign exchange (loss) Earnings          178,841          (63,458)         112,441           231,634
Profits on sale of affiliated
       company                                  -                -                -         3,792,296
Equity earnings of affiliated company           -                -                -           283,510
Net income before
       income taxes                      (607,331)      (1,464,782)      (2,453,927)         (752,166)


Income taxes  (Note 3)                          -                -                -                 -

Net Earnings                             (607,331)      (1,464,782)      (2,453,927)         (752,166)

Retained earnings
(Deficit) at
beginning of period                    (6,764,513)      (5,907,062)      (1,338,394)       (3,040,155)
                                       ----------       ----------       ----------        ----------
Retained earnings
(Deficit) at end of
period                                 (7,371,844)      (7,371,844)      (3,792,321)       (3,792,321)
                                      ===========    =============      ============       ===========
Income per Share                      $     (0.05)    $      (0.13)     $     (0.28)      $     (0.09)
                                      ===========    =============      ============      ============

Weighted average no.
       of shares outstanding           12,344,626       11,031,894        8,920,380         8,724,293
                                      ===========       ==========        =========         =========

        ($1 = US $0.66 - average for the 3 months ended January 31, 2001)
       ($1 = US $0.69 - average for the 3 months ended January 31, 2000)
           See accompanying Notes to Consolidated Financial Statements

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                    AND THE SIX MONTHS ENDED JANUARY 31, 2001
           -----------------------------------------------------------
                          (Stated in Canadian Dollars)

                                               3 mths ended        6 mths ended
                                               Jan. 31, 2001       Jan. 31, 2001
                                                 UNAUDITED           UNAUDITED

Cash provided from (used for):

Operating activities
     Net income for the period                $  (607,331)       $   (1,464,782)
     Non-cash items
          Decrease in pre-paid Royalties          201,093               402,186
          Depreciation  of equipment               36,902                65,796
          Depreciation of other assets             36,152                72,304
          Decrease in deferred revenue             33,670               145,853
     Net change in non cash
     Working capital balances                    (793,069)           (1,130,999)
                                               ----------           -----------
                                               (1,092,583)           (1,909,642)
Financing activities
     Issue of common shares                    25,845,359            26,767,248
     Repayment of balance of purchase price      (517,300)             (517,300)
                                               ----------          ----------
                                               25,328,059            26,249,948
Investing activities
     Net (increase) decrease in S.T. Investme     324,986             1,553,170
     Purchase of equipment & improvements        (256,330)             (302,308)
                                                ----------          -----------
                                                   68,656             1,250,862

NET CASH INFLOW (OUTFLOW)                      24,304,132            25,591,168
Cash & cash equivalent
     beginning of Period                        1,951,954               664,918
                                               ----------           -----------
Cash & cash equivalent
     end of Period                             26,256,086            26,256,086
                                               ==========           ===========



        ($1 = US $0.66 - average for the 3 months ended January 31, 2001) ($1 = US $0.67 - average for the 6 months ended January 31, 2001)

           See accompanying Notes to Consolidated Financial Statements

             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                                   (Continued)
                   FOR THE THREE MONTHS ENDED JANUARY 31, 2001
                    AND THE SIX MONTHS ENDED JANUARY 31, 2001
           -----------------------------------------------------------
                          (Stated in Canadian Dollars)

                                               3 mths ended        6 mths ended
                                               Jan. 31, 2001       Jan. 31, 2001
                                                 UNAUDITED           UNAUDITED

     Decrease (Increase) in current assets
     Accounts Receivable                         (793,989)           (1,389,695)
     Inventories                                    2,877                 2,312
     Prepaid expenses                            (147,072)             (187,793)
Increase (Decrease) in current liabilities
     Accounts payable & accrued liabilities       145,115               444,177
                                                ----------          -----------
Net change in non-cash working
     Capital items                               (793,069)           (1,130,999)
                                                ----------          -----------


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                           JANUARY 31, 2001 UNAUDITED

($1 = US $0.66 - average for the 3 months ended January 31, 2001) ($1 = US $0.69
- average for the 3 months ended January 31, 2000)

The following notes should be read in conjunction with the notes accompanying the audited financial statements for the year ended July 31, 2000.

NOTE 1

     Management is of the opinion that all necessary adjustments have been made in order to present fairly the results for the three month and six month periods ended January 31, 2001 and the three month and six month periods ended January 31, 2000.

NOTE 2

     Results of operations for the three month period ended January 31, 2001 may not be indicative of results for the year ending July 31, 2001.

NOTE 3

     The provision for income tax has been offset by the benefit of prior years' tax losses.

NOTE 4

     Short term investments are valued at the lower of cost or current fair market value (if the difference is significant).

NOTE 5            CLASS A COMMON STOCK

Authorized
         An unlimited number of Class A
         Common shares without par value

Issued and outstanding:

         At July 31, 2000            9,627,145       $12,455,748
         At January 31, 2001        13,149,962       $39,222,996

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 SAND TECHNOLOGY INC.




                                                 /S/ PETER A. SAMPSON
                                                 --------------------
March 15, 2001                                   Peter A. Sampson
                                                 Chief Financial Officer